Exhibit 12.1

TECO ENERGY, INC.
RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	Three months Ended Mar. 31, 2003	Twelve months Ended Mar. 31, 2003	Year Ended December 31, (1)

$ millions			2002	2001	2000	1999	1998

Income before income tax	$(19.3)	$244.3	$259.8	$271.7	$256.8	$280.5	$277.7
Interest expense (2)	80.8	276.8	260.1	213.0	181.4	130.7	108.9
Preferred stock dividends	—	—	—	—	—	—	—
Less: Capitalized interest	(10.0)	(63.8)	(63.2)	(23.0)	(6.5)	—	—
Less: (Income) loss from equity investments	2.9	11.4	6.0	(6.7)	(7.7)	(3.2)	(3.4)

Earnings before taxes and fixed charges	$54.4	$468.7	$462.7	$455.0	$424.0	$408.0	$383.2

Interest expense (2)	$80.8	$276.8	$260.1	$213.0	$181.4	$130.7	$108.9
Interest on refunding bonds	(0.2)	(0.8)	(0.9)	(1.0)	(1.0)	(1.0)	(1.0)
Preferred stock dividends	—	—	—	—	—	—	—

Total fixed charges	$80.6	$276.0	$259.2	$212.0	$180.4	$129.7	$107.9

Ratio of earnings to fixed charges	0.67x (3)	1.70x (4)	1.79x (5)	2.15x (6)	2.35x	3.15x (7)	3.55x (8)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements. Certain prior year amounts have been adjusted to conform to the current year presentation.

(1)

All prior periods presented reflect the reclassifications of TECO Coalbed Methane’s results from continuing operations to discontinued operations. In December 2002, TECO Energy sold substantially all of its coalbed methane assets to the Municipal Gas Authority of Georgia.

(2)

Interest expense includes total interest expensed and capitalized, excluding AFUDC, and an estimate of the interest component of rentals.

(3)

Includes the effect of non-cash pretax asset adjustments totaling $104.5 million related to potential turbine purchase cancellations recorded at Tampa Electric and TECO Power Services. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.97x for the three months ended Mar. 31, 2003. See note 9.

(4)

Includes the effect of pretax items totaling $152.7 million, including $104.5 million at Tampa Electric and TECO Power Services related to turbine purchase cancellations, $34.1 million at TECO Energy related to debt refinancing, and asset valuations of $9.2 million and $4.9 million at TECO Power Services and TECO Investments, respectively. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.25x for the twelve months ended Mar. 31, 2003. See note 9.

(5)

Includes the effect of other non-operating pretax items totaling $48.2 million, including $34.1 million at TECO Energy related to a debt refinancing, and asset valuations of $9.2 million and $4.9 million at TECO Power Services and TECO Investments, respectively. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.97x for the year ended Dec. 31, 2002. See note 9.

(6)

Includes the effect of other non-operating pretax items totaling $11.1 million for asset valuations recorded at TECO Power Services and TECO Investments. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.20x for the year ended Dec. 31, 2001. See note 9.

(7)

Includes the effect of other non-operating pretax items totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.49x for the year ended Dec. 31, 1999. See note 9.

(8)

Includes the effect of other non-operating pretax items totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.84x for the year ended Dec. 31, 1998. See note 9.

(9)

The following table sets forth a reconciliation of TECO Energy’s ratio of earnings to fixed charges excluding certain charges and adjustments for the periods indicated.

	Three months Ended	Twelve months Ended	Year Ended December 31,

$ millions	Mar. 31, 2003	Mar. 31, 2003	2002	2001	1999	1998

Earnings before taxes and fixed charges – as reported	$54.4	$468.7	$462.7	$455.0	$408.0	$383.2
Adjustment for:
Tax adjustment					1.0
Interest on tax adjustment					(9.4)
Asset valuations/write-offs	104.5	118.6	14.1	11.1		30.5
FPSC adjustment					10.5
Debt refinancing charges		34.1	34.1
Investment residuals					6.0
EPA resolution					3.5
Merger-related costs						0.6

Adjusted earnings before taxes and fixed charges, excluding other charges	$158.9	$621.4	$510.9	$466.1	$419.6	$414.3

Total fixed charges – as reported	$80.6	$276.0	$259.2	$212.0	$129.7	$107.9
Adjustments for:
Interest on tax adjustment					(9.4)

Adjusted total fixed charges, Excluding other charges	$80.6	$276.0	$259.2	$212.0	$120.3	$107.9

Adjusted ratio of earnings to fixed charges, excluding other charges	1.97x	2.25x	1.97x	2.20x	3.49x	3.84x